UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB Number 3235-0101 Expires: February 28, 2014 Estimated average burden hours per response .......... 1.0

FORM 144					SEC USE ONLY
NOTICE OF PROPOSED SALE OF SEC URITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION:Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Healthient, Inc.		(b) IRS IDENT. NO. 33-0730042	(c) S.E.C. FILE NO. 333-59114		WORK LOCATION
1(d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE				(e) TELEPHONE NO.
15132 Park of Commerce Blvd. Jupiter, FL 33478				AREA CODE 561	NUMBER 935-6449
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET CITY STATE ZIP CODE
Katherine West	CEO	15132 Park of Commerce Blvd. Jupiter, FL 33478

            INSTRUCTION:  The person filing this notice should contact the issuer to obtain the IRS. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Makerwho is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO DAY YR)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	BMA Securities 608 Silver Spur Road Suite 100 Rolling Hills Estates, CA 90274		700,000	$0.25 As of October 25, 2011 (closing price on 10/25 = .25 and avg of last 10 days also = .25)	71,467,971 As of October 12, 2011	November 3, 2011	OTCBB

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	04/30/2009	Shares were acquired on 10/5/2010 as part of a share exchange transaction. The original share issuance was on April 30, 2009 as consideration for consulting services.	Healthient, Inc.	3,500,000	04/30/2009	Services

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

(1)  The filing of this Form 144 shall not be construed as an admission that the undersigned is an Affiliate of the Issuer.

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any materiel adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

11/02/2011 DATE OF NOTICE DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
                                /s/ Katherine West
Katherine West, CEO
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.